ISSUER FREE WRITING PROSPECTUS
Filed pursuant to Rule 433
Registration Statement No. 333-187853
Dated April 10, 2013

100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 Tel: +1 (416) 915-4189 444 Cedar Street, Suite 2060, St. Paul, MN 55101, Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE MKT: PLM

NEWS RELEASE	2013-02

POLYMET US$60 MILLION COMMON SHARE RIGHTS OFFERING TO ALL SHAREHOLDERS
PARTICIPATION BY GLENCORE AG
US$20 MILLION BRIDGE LOAN FROM GLENCORE
CONFERENCE CALL AT 9:00 CDT THURSDAY APRIL 11, 2013

St. Paul, Minnesota, April 10, 2013 – PolyMet Mining Corp. (TSX: POM; NYSE MKT: PLM) (“PolyMet” or the “Company”) has filed a preliminary prospectus with the securities regulatory authorities in the provinces of British Columbia, Alberta, and Ontario in Canada and a registration statement on Form F-10 with the U.S. Securities and Exchange Commission for an offering of rights (“Rights”) to holders of common shares of the Company to raise up to US$60 million in gross proceeds (the "Rights Offering").

Separately, Glencore AG ("Glencore", an indirect, wholly-owned subsidiary of Glencore International plc) has agreed to provide a US$20 million bridge loan (the "Bridge Loan") to PolyMet's wholly-owned Minnesota subsidiary, Poly Met Mining, Inc. (“PMI"), to fund operations and enable PolyMet to meet liquidity requirements until the Rights Offering is completed. The Bridge Loan will be repaid with proceeds from the Rights Offering when completed.

The proceeds from the Rights Offering will be used for:

  Repayment of the Bridge Loan (as described below)
  Anticipated costs to complete the environmental review and permitting of the NorthMet Project
  Detailed engineering in preparation for the start of project construction
  Commitments to long-lead time equipment
  Maintaining existing infrastructure
  General corporate purposes

Jon Cherry, PolyMet's President and CEO stated, "the combination of Bridge Loan and Rights Offering ensures that we are well financed for completing the environmental review and permitting phase of the NorthMet project. The financing will also provide for the completion of preconstruction engineering design and allow for procurement of long lead-time equipment in order to minimize the time-line from receipt of permits to start of commercial production."

Cherry observed that the Rights Offering is fair for all shareholders and gives them an equal opportunity to participate in the financing..

"It is also important to note that Glencore is demonstrating its confidence in the project and the PolyMet team by providing us a bridge loan and entering into the standby agreement," Mr. Cherry continued.

Conference Call at 9:00 am CDT on Thursday April 11, 2013

Jon Cherry, President and CEO and Douglas Newby, CFO will host a call to discuss the Rights Offering and Bridge Loan.

Dial in Number	1 (855) 353-9183 toll free from Canada and USA
+1 (403) 532-5601 international
Pass Code	81855#

Summary of Rights Offering
Under the Rights Offering, all shareholders of PolyMet (subject to applicable law) will receive one Right for every common share of PolyMet owned on the record date (the "Record Date"), which will be set seven trading days after the final prospectus for the Rights Offering is filed with the applicable securities regulatory authorities. In accordance with the rules of the Toronto Stock Exchange ("TSX"), the subscription price ("Rights Price") for the common shares of PolyMet to be purchased upon exercise of the Rights will be a discount of not less than 20% to the US dollar equivalent of the 5-day volume weighted average price ("VWAP") of PolyMet common shares on the TSX on the day the final prospectus is filed.

PolyMet will apply to have the Rights listed for trading on both the TSX and NYSE MKT. The approval of such listings is subject to the Company fulfilling all of the listing requirements of the TSX and NYSE MKT. The number of Rights needed to subscribe for one new common share of PolyMet will be determined by the Rights Price and the number of common shares in issue at the time (currently approximately 183 million) in order to receive gross proceeds of US$60 million.

Standby Purchase Agreement
Glencore has entered into a Standby Purchase Agreement with PolyMet whereby Glencore will purchase any PolyMet common shares offered under the Rights Offering that are not subscribed for by holders of the Rights, subject to certain conditions and limitations described below.

Under the Standby Purchase Agreement, the maximum number of PolyMet common shares to be acquired by Glencore (including all transactions contemplated by the standby agreement other than the Bridge Loan – see below) (the "Standby Commitment") shall be the lesser of such number of PolyMet common shares:

  calculated by dividing US$53.0 million (being 24.99% of PolyMet's market capitalization less the aggregate of the Standby Fee and the fair market value of all other transactions contemplated by the Standby Purchase Agreement in so far as they relate to Glencore (other than the Bridge Loan) as determined by Polymet's board acting reasonably), and the Rights Price;

  so that the total number of PolyMet common shares acquired by Glencore under the Rights Offering and the Standby Purchase Agreement, together with the 47.0 million PolyMet common shares currently held by Glencore, does not exceed 49.99% of the issued and outstanding PolyMet common shares immediately following the completion of the Rights Offering and the issue of shares under the Standby Commitment.

Glencore will receive a cash fee of approximately US$1.06 million which is 2% of the total Standby Commitment. PolyMet and Glencore have agreed to enter into certain corporate governance arrangements under which, effective January 1, 2014, Glencore may appoint that number of the directors of PolyMet which is proportionate to Glencore's ownership of PolyMet common shares (on a fully diluted basis), subject to certain limitations including that Glencore may not appoint more than 49% (rounding down) of the directors.

PolyMet is not required to obtain a formal valuation or seek approval under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions ("MI 61-101") with respect to the Rights Offering because Sections 5.5(a) and 5.7(1)(a) exempt a transaction from such requirements in circumstances where, at the time the transaction is agreed to, the fair market value of the consideration involved in the transaction does not exceed 25% of the market capitalization. The board of directors of PolyMet has determined that the Rights Offering satisfies this requirement and therefore is exempt from MI 61-101.

Bridge Loan
PolyMet, PMI, and Glencore have also entered an amendment to their existing note purchase agreement pursuant to which Glencore has agreed to lend US$20 million to PMI to fund operations until the completion of the Rights Offering and to enable PolyMet to meet certain liquidity tests under a fixed rate secured debenture. The Bridge Loan is guaranteed by the Company and secured by the assets of PolyMet and PMI on the same terms as the existing Series A-D debentures held by Glencore. The Bridge Loan is due on May 1, 2014, subject to mandatory repayment on closing of the Rights Offering, and carries a fixed interest rate of 4.721% per annum. Among other things, if the Rights Offering is not completed within 90 days of the execution of the Standby Purchase Agreement, Glencore has the right to declare all of the then outstanding principal and interest under the Bridge Loan and all other debentures held by Glencore to be due and payable.

PolyMet is not required to obtain a formal valuation under MI 61-101 with respect to the Bridge Loan, which is a related party transaction under paragraph (j) of the definition of "related party transaction" in MI 61-101. Section 5.4(l) of MI 61-101 provides that only related party transactions described in paragraphs (a) to (g) of the definition of related party transaction are subject to the formal valuation requirement. PolyMet is exempt from the minority approval requirement of MI 61-101 with respect to the Bridge Loan pursuant to Section 5.7(l)(f) of MI 61-101 because, among other things, the Bridge Loan was negotiated on an arm's length basis and does not involve an equity or voting component. PolyMet will file a material change report as soon as practicable after issuing this press release. The timing of the filing of the material change report is, in PolyMet's view, both necessary and reasonable because the terms of the Bridge Loan and Rights Offering were not approved by PolyMet's board until April 10, 2013 when the preliminary prospectus for the Rights Offering was also approved, and PolyMet requires the Bridge Loan to continue funding its operations and meet liquidity tests.

What do Shareholders Need to Do?
At the moment, nothing. When the final prospectus is filed, it will be mailed to all shareholders on the Record Date along with instructions explaining how many Rights you are entitled to, how many PolyMet common shares you can purchase for those Rights, how to subscribe to your rights or instruct your broker how to subscribe to rights held on your behalf, or how to sell your rights in the market or otherwise transfer them to another party.

Summary of Glencore's Current Holding of PolyMet
As of the date hereof, PolyMet has 183,250,082 issued and outstanding common shares. Based on information provided by Glencore, through a series of transactions since October 31, 2008, Glencore holds:

  46,967,842 PolyMet common shares representing approximately 25.6% of PolyMet's issued and outstanding common shares.
  $30.8 million initial principal plus capitalized interest series A-D debentures exchangeable into 20,500,756 PolyMet common shares through the exercise of the Exchange Warrants, and
  Purchase Warrants issued in connection with certain of the transaction to acquire 5,600,000 PolyMet common shares.

Both the Exchange and Purchase Warrants are exercisable at US$1.50 per share, and expire on September 30, 2014 and December 31, 2015 respectively.

Accordingly, Glencore is deemed to beneficially own, or exercise control or direction over 73,068,598 PolyMet common shares representing approximately 34.9% of the total issued and outstanding common shares on a partially diluted basis, that is assuming the exchange only of Glencore's convertible securities and no exchange of any securities of PolyMet that carry the right to acquire common shares held by any party other than Glencore.

Early Warning Disclosure
Following completion of the Rights Offering, Glencore will be deemed to beneficially own, or exercise control or direction over, the number of common shares as set out below, in the following circumstances. The number of PolyMet common shares to be owned by Glencore cannot be determined at this time as the Rights Price will only be determined at the time of the filing of the final prospectus. Accordingly, this information is based upon the current market price for the common shares and is subject to change when the actual Rights Price of the common shares to be issued upon exercise of the Rights has been determined.

The assumed subscription price of US$0.93 per common share is based upon a 20% discount to US$1.16, being the US dollar equivalent (based on the noon rate of exchange published by the Bank of Canada on April 9, 2013 of C$1 = US$0.9841) of the 5-day VWAP of PolyMet common shares on the TSX of C$1.19, calculated as of the date of this announcement. The numbers below also assume that there is no change to Glencore's holdings in PolyMet and the outstanding common shares of PolyMet prior to completion of the Rights Offering.

Full exercise of Rights by other shareholders
Assuming (i) holders of Rights take up their basic subscription entitlement in full and the standby commitment is not utilized, so Glencore exercises only its basic subscription privilege, and (ii) no holder of securities having the right to acquire common shares of the Company (including Glencore) exercises any such right, following closing of the Rights Offering, Glencore would acquire 16,505,846 additional PolyMet common shares and as a result Glencore would beneficially own, or exercise control or direction over 63,473,688 common shares, representing approximately 25.6% of the 247,649,414 then issued and outstanding PolyMet common shares.

The triggering of the customary anti-dilution provisions of Glencore's Exchange Warrant and Purchase Warrants by the Rights Offering would adjust the number of common shares issuable to Glencore thereunder to 21,625,463 and 5,907,226, respectively, which, if exercised, would result in Glencore holding approximately 33.1% of the outstanding common shares of PolyMet on a partially diluted basis.

No exercise of Rights by other shareholders
Assuming none of the holders of Rights, other than Glencore, exercise their basic subscription entitlement and accordingly Glencore acquires all common shares offered under the Rights Offering, subject to the limitations set forth above, following closing of the Rights Offering Glencore acquire 56,953,868 PolyMet common shares and would be deemed to beneficially own, or exercise control or direction over, 103,921,710 PolyMet common shares representing approximately 43.3% of the 240,203,950 then issued and outstanding common shares.

The triggering of the customary anti-dilution provisions of Glencore's Exchange Warrant and Purchase Warrants by the Rights Offering would adjust the number of common shares issuable to Glencore thereunder to 21,521,324 and 5,878,779, respectively, which, if exercised, would result in Glencore holding approximately 49.1% of the outstanding common shares of PolyMet on a partially diluted basis.

Investment Intent
Glencore AG's decision to participate in the Rights Offering and provide the standby commitment has been made for investment purposes. Glencore AG will continue to review its investment alternatives from time to time and may determine to increase or decrease its equity ownership in PolyMet through the acquisition or sale of additional outstanding common shares or other securities of PolyMet through open market or privately negotiated transactions in accordance with applicable securities laws.

Other Agreements
Glencore has waived its right of first refusal to provide material financings other than certain forms of equity financing, subject to regulatory approval. PolyMet has also provided notice to the rights agent that it has waived the application of the Shareholder Rights Plan to Glencore in connection with: (a) the issuance of the Rights and common shares issuable upon exercise of the Rights under the Rights Offering; and (b) Standby Purchase Agreement.

This news release shall not constitute an offer to sell, nor the solicitation of an offer to buy, any securities in the United States; nor shall there be any sale of securities mentioned in this news release in any state of the United States in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

* * * * *

About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100% of Poly Met Mining, Inc., a Minnesota corporation that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately two million hours of construction labor, creating approximately 360 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per:	“Jon Cherry"
Jon Cherry, CEO

For further information, please contact:

Corporate	Media
Douglas Newby	LaTisha Gietzen
Chief Financial Officer	VP – Public, Gov't & Environmental Affairs
Tel: +1 (651) 389-4105	Tel: +1 (218) 248-0877
dnewby@polymetmining.com	lgietzen@polymetmining.com

Investors
Jenny Knudson
VP – Investor Relations
Tel: +1 (651) 389-4110
jknudson@polymetmining.com

For further information from Glencore AG, please contact:

Glencore AG Baarermattstrasse 3 Baar, 6341 Switzerland	Charles Watenphul (Media) t: +41 (0)41 709 2462 m:+41 (0)79 904 3320 e: charles.watenphul@glencore.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include, but are not limited to, statements regarding our beliefs related to the general economic and business conditions, whether or not the above contemplated Rights Offering will be successfully completed in the future, the use of proceeds of the Rights Offering or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2012 and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the three months ended October 31, 2012 for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

PolyMet has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission, for the offering to which this communication relates. Before investing, prospective investors should read the prospectus in that registration statement and other documents the issuer has filed with the U.S. Securities and Exchange Commission, for more complete information about PolyMet and this offering. The documents are available free of charge by visiting EDGAR on the U.S. Securities and Exchange Commission website at www.sec.gov. Alternatively, PolyMet will arrange to send you the prospectus if you request it by calling 1-416 915-4149.